RENEWAL
ANNUAL INFORMATION FORM

For the 12 month period ended September 30, 2005

Dated December 22, 2005

PRELIMINARY NOTES
In this Annual Information Form (the “AIF”), Western Silver Corporation, together with its subsidiaries, as the context requires, is referred to as “Western Silver” or the "Company". All information contained herein is as at December 22, 2005, unless otherwise stated.

Financial Statements

This AIF should be read in conjunction with the Company's consolidated financial statements and management's discussion and analysis for the 12 months ended September 30, 2005, dated December 12, 2005. The financial statements and management's discussion and analysis are available at www.westernsilvercorp.com and under the Company's profile on the SEDAR website at www.sedar.com. All financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified.

Definitions and Technical Terms

Capitalized terms, that are not otherwise defined in the body of this AIF, and technical terms are defined in “Glossary and Technical Terms” herein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this AIF that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all which are described more fully in the Company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this AIF are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance

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with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

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GLOSSARY OF TECHNICAL TERMS AND DEFINITIONS
In this AIF, the following terms have the following meanings:

Alteration	changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydro-thermal solutions.

Anomalous	inconsistent with or deviating from what is usual, normal or expected.

Anomaly	the geographical area corresponding to anomalous geochemical or geophysical values.

Assay	a chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Carried interest	an interest which does not require funding.

CSA	Canadian Securities Administrators.

CSAMT	controlled source audio magneto telluric – a geophysical survey technique.

Felsic	light-coloured igneous rock poor in iron and magnesium content, abundant in feldspars and quartz.

Geology	a science that deals with the history of the earth as recorded in rocks.

Geophysical survey

an exploration method that measures magnetic, electrical or other physical characteristics of the earth, the results of which can be interpreted and used to predict the possibility of economic mineral concentrations beneath the surface of the earth.

Grade

the concentration of an ore metal in a rock sample, given either as weight percent for base metals or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious metals. The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

g/t	grams per tonne

IMC	Independent Mining Consultants, Inc. of Tucson, AZ, USA.

Intrusive/intrusion	an igneous rock that was once molten and has “intruded” into pre-existing rocks in that state, after which it cools.

IP	induced polarization – a geophysical survey technique.

Kennecott	Kennecott Canada Explorations Inc.

M3	M3 Engineering and Technology Corporation of Tucson, AZ, USA.

Mineralization	minerals of value occurring in rocks.

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NI 43-101	National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

NPV	net present value - The present value of a series of future net cash flows that will result from an investment, minus the amount of the original investment.

NSR	net smelter return – a calculation of net value metal produced less smeltering and refining changes.

Ore	a naturally occurring material from which one or more minerals may be mined and sold at a profit, or from which some part may be profitably separated.

RC	reverse circulation – a drilling technique that breaks rock into small fragments that are returned to surface.

SAG	semi-autogenous grinding – a method of grinding ore in which the grinding media consist of larger pieces of rock and steel balls.

Sulphide	A compound containing sulphur and some other metal.

Teck or Teck Cominco	Teck Cominco Limited, a mining company with its head office in Vancouver, Canada. Teck Cominco is a joint venture partner of Western Silver.

VMS	volcanogenic Massive Sulphide – a deposit of massive sulfide mineralization of volcanic origin commonly containing pyrite and variable amounts of gold, silver, copper, lead and zinc mineralization.

tpd	tonnes per day.

CORPORATE STRUCTURE

Name, Address and Incorporation

Western Silver was incorporated as Western Copper Holdings Limited under the laws of the Province of British Columbia on July 11, 1984 by registration of its memorandum and articles pursuant to the Company Act (British Columbia). The Company increased its authorized capital from 20,000,000 common shares to 100,000,000 common shares on May 8, 1998, and to an unlimited number of common shares on April 4, 2005. Western Silver changed its name to its current name on March 20, 2003.

The registered and records office of the Company is located at 595 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 2T5, and its head office and principal place of business is located at Suite 2050, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3. Its telephone number is (604) 684-9497.

Western Silver has a number of subsidiaries that are organized as set out below. Each of the subsidiaries incorporated in Mexico are held as to 99.99% by the entity indicated below and 0.01% by a Mexican individual in accordance with Mexican corporate law. Minera Western Copper, S.A. de C.V. is a corporation formed under the laws of Mexico on December 4, 1995. Minera Penasquito S.A. de C.V., Minera Faja de Plata, S.A. de C.V. and WCI Jeronimo Mexico, S.A. de C.V. are corporations formed under the laws of Mexico on February 21, 1999. Carmacks Copper Ltd. is a corporation formed under the laws of British Columbia on September 19, 1996, by registration of a memorandum and articles, and is wholly-owned by Western Silver. Western Copper International Ltd., WCI (Penasquito) Limited, WCI (Nicolas) Limited and WCI (Geronimo) Limited were incorporated under the laws of the British Virgin Islands on April 9, 1998. WCI (Faja de Plata) Limited was incorporated under the laws of the British Virgin Islands on March 22, 1999.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Western Silver Corporation is a Canadian mineral exploration and development company with an emphasis on silver, gold, lead and zinc projects located in North America. Since 2001, the Company has focused almost exclusively on the Company's material property, being its 100% ownership (subject to certain royalty interests that are described below) of the mineral rights on mineral concessions known as the “Peñasquito Project”, a silver, gold, lead and zinc property located in the Concepcion del Oro district in the northeast corner of the State of Zacatecas.

On November 11, 2005, the Company received an independent feasibility study on the Peñasquito Project that identified four separate mineralized deposits for which a resource has been calculated, called Peñasco, Chile Colorado, Azul and El Sotol. For two of these, Peñasco and Chile Colorado, a reserve has been calculated and mine plan developed in the feasibility study. These two deposits are located about 1.5 kilometers apart and are believed to be part of the same mineralized system.

The feasibility study, prepared by M3 Engineering & Technology Corporation of Tucson, Arizona (“M3”), recommends an open pit mine with development of the Peñasco deposit first followed by Chile Colorado at an initial production rate of 50,000 tonnes of sulfide ore per day. The oxide cap on each deposit will be heap leached to recover silver and gold. Over a projected mine life of 17 years, approximately 219.9 million ounces of silver, 3.29 million ounces of gold, 1.36 million tonnes of zinc and 631,000 tonnes of lead will be produced.

Key assumptions and results of the feasibility study are in the following table.

Mine life	17 years
Mine throughput	50,000 tonnes per day (sulphide ore)
Average stripping ratio	1.94 to 1 (includes oxide ore)
Power consumption	75 MW
Power rate	US$0.06 per KWh
Initial capital cost	US$334.2 million
Sustaining capital	US$125.9 million
Average NSR	US$12.66 (sulfide ore)
Operating cost	US$6.33 per tonne (sulfide ore)
Taxes	US$355 million
Life of mine revenue from metal sales	US$4,403 million
Life of mine total operating cost	US$2,739 million
IRR before tax 100% equity	19.0%
IRR after tax 100% equity	16.2%
NPV @ 0% discount	US$877 million
Payback	6.4 years
Prices Used for economic analysis	US$6.74 per ounce of silver US$434 per ounce of gold US$0.52 per pound of zinc US$0.37 per pound of lead

In addition to the Peñasco and Chile Colorado deposits, there are a number of other mineralized areas that are being investigated on the Peñasquito property. It is anticipated that the Peñasquito Project will continue to be the Company’s principal focus throughout the next fiscal year ending September 30, 2006. For further information, see “Peñasquito Project” herein.

The Company also owns other properties which are not considered material properties for the purposes of NI 43-101. These properties include the Company’s 100% interest (subject to a royalty) in the Carmacks property in the Yukon Territory, Canada and the San Nicholas project which is a joint venture interest with Teck Cominco and which is located approximately 40 miles southeast of the city of Zacatecas in the State of Zacatecas, Mexico. Both properties are presently being maintained on a “care and maintenance” basis.

The Carmacks property consists of 232 contiguous and partial unpatented mineral claims at Williams Creek in the Whitehorse Mining district of the Yukon Territory, Canada. These mineral claims comprise approximately 4,270 hectares (approximately 10,550 acres) 43 kilometres northwest of the community of Carmacks. Although Western Silver considers the Carmacks to be a good long-term asset, from 1998 until recently, copper prices remained at a level at which the project was not economic. Accordingly, during fiscal 2001, management wrote down the project to an estimated realizable value of $4,000,000. As part of the care and maintenance on the Carmacks project, the Company is reassessing certain aspects of the feasibility study for the property and continuing with permitting applications with a view to ensuring the Carmacks project retains its value for the Company.

The San Nicolas joint venture property is now held by Minera Tama, with Minera Western holding 35% of the shares of Minera Tama and Teck Cominco holding the remaining 65%. Teck continues to hold a 40% carried interest in San Nicolas separate from the joint venture. After a decision is made to put the deposit into production, the 40% carried interest will, at Teck’s election, be converted to either a 25% participating interest, in which case Western Silver’s interest would become 26.25% (participating), or a 15% carried interest, in which case Western Silver’s interest would become 18.75% (carried). If Teck elects to convert the 40% carried interest to a 15% carried interest, Western Silver’s interest in the San Nicolas project would be 29.75% (participating) or 21.25% (carried).

Fiscal year ended September 30, 2003

In September 2001 Western engaged SNC Lavalin Engineers and Constructors (“SNC Lavalin”) to provide technical assistance in assessing the economic potential of the Chile Colorado deposit within the Peñasquito Project. SNC Lavalin, in conjunction with Western designed a site specific drill program to categorize reserves in the Chile Colorado deposit that would meet CSA reporting standards. The results of this drilling program were utilized by SNC Lavalin in their preliminary resource estimate, provided to the Company in March, 2003.

In July, 2003, M3 Engineering & Technology Corporation (“M3”) of Tucson, Arizona completed a scoping study on the Peñasquito Project.

During fiscal 2003 the Company made a property payment of US$654,000 on July 3, 2003 to maintain one of the principal claims in the Peñasquito property, and made total lease and property payments on the Peñasquito property for fiscal 2003 (from October 1, 2002 to September 30, 2003) of US$672,500, including the payment mentioned above.

Fiscal year ended September 30, 2004

The Chile Colorado deposit within the Peñasquito property was the subject of a pre-feasibility study completed in March, 2004 by M3 (the “M3 Pre-feasibility Report”). The Company completed a drilling program on the Peñasco zone. The San Jeronimo exploration project was the subject of a joint venture with Apex Silver Mines Ltd. until termination of that joint venture effective October 2004.

The Company completed a brokered private placement financing in December 2003 with Kingsdale Capital Markets Inc., Kingsdale Capital Partners Inc. and Orion Securities Inc. and raised gross proceeds of $12,360,000. The Company issued 2,400,000 common shares at $5.15 each, and 240,000 underwriter’s options exercisable for two years at $5.78 each.

Fiscal Year ended September 30, 2005

On December 23, 2004, the Company completed a prospectus offering with Orion Securities Inc., CIBC World Markets Inc. and Kingsdale Capital Markets Inc. and raised gross proceeds of $64,831,250. The Company issued 6,325,000 common shares at $10.25 each. These amounts include 825,000 common shares issued upon the exercise of the over-allotment option granted to the underwriters. The proceeds of the Offering are expected to be used to fund the further development of the Peñasquito Project and for general corporate purposes.

During the year ended September 30, 2005, the Company received $693,600 from the exercise of 120,000 warrants at a price of $5.78 per warrant, and $2,215,420 from the exercise of 612,000 stock options, at prices ranging from $1.00 to $9.54 per share.

The Company received an independent resource estimate at Peñasco which increased the resources at the Company's wholly-owned Peñasquito property in central Mexico. This increased resource estimate was obtained subsequent to and is therefore not reflected in the reserve calculations in the M3 March 2004 Pre-feasibility Report.

Subsequent to Fiscal Year ended September 30, 2005

On November 11, 2005, the Company received a Feasibility Study on its Peñasquito Project. The Feasibility Study concluded that the Peñasco and Chile Colorado deposits contained within the Company’s wholly-owned Peñasquito silver-gold-zinc-lead property in central Mexico can be developed economically at an after-tax internal rate of return (IRR) of 16.2%, based on 100% equity. The project has an undiscounted NPV of US$877 million with payback of initial capital investment in 6.4 years.

See “Description of the Business – Peñasquito Project” herein for further information about the Peñasquito Project.

DESCRIPTION OF THE BUSINESS
General

Western Silver Corporation is a Canadian mineral exploration and development company with an emphasis on silver, gold, lead and zinc projects located in North America. Since 2001, the Company has focused almost exclusively on the Peñasquito Project located in Zacatecas State, Mexico.

Peñasquito Project

On November 11, 2005 the Company received a technical report entitled "Peñasquito Feasibility Study" (the "Feasibility Study") prepared by M3 Engineering & Technology Corp. ("M3"). The Feasibility Study contained new resource and reserve estimates for the Peñasquito Project and recommended the Company proceed immediately to development. The reserve estimates detailed in the Feasibility Study were prepared under the direction of Conrad E. Huss, P.E., Ph.D., Jerry T. Hanks, P.E., Michael L. Pegnam, P.E., Thomas J. Wythes, P.E. and John M. Marek, P.E., each being independent of the Company and a “Qualified Person” as defined in NI 43-101.

Information in this section of this AIF of an economic, scientific or technical nature in respect of the Peñasquito Project is based upon the Feasibility Study and has been prepared with the consent of the authors of the report. The executive summary of the Feasibility Study may be viewed on SEDAR at www.sedar.com and on the Company’s website at www.westernsilvercorp.com.

Property Description and Location

The Peñasquito Project is situated in the western half of the Concepción del Oro district in the north-east corner of Zacatecas State, Mexico, approximately 200 km north-east of the city of Zacatecas, approximately 24° 45Œ N latitude / 101° 30Œ W longitude. The closest major town is Concepción del Oro which lies on

Mexican highway 54, a well maintained, paved highway which links the major cities of Zacatecas (in the state of Zacatecas), approximately 250 km to the south-west with Saltillo (in the state of Coahuila), approximately 125 km to the north-east. Some 20 km to the north-east, on the north side of Sierra el Mascaron, is the Tayahua Mine at Terminal and Concepción del Oro is the site of the Macocozac Mine.

The following table lists claims affected by the development of the Peñasquito Project. This table is not a complete list of Western Silver claims in the area.

CLAIM	TYPE	TITLE	FILE NO.	AREA HECTARES	DATE ISSUED	EXP. DATE
EL PEÑASQUITO	EXPLOIT.	196289	43/885	2.000	1993-07-16	2011-07-11
LA PEÑA	EXPLOIT.	203264	07/1.3/547	58.000	1996-06-28	2046-06-27
LAS PEÑAS	EXPLOIT.	212290	8/1.3/00983	40.000	2000-09-29	2050-09-28
ALFA	EXPLOIT.	201997	7/1.3/485	1100.000	1995-10-11	2045-10-10
BETA	EXPLOIT.	211970	8/1.3/01137	2054.761	2000-08-18	2050-08-17
SEGUNDA RED. CONCHA	EXPLOR.	218920	8/2/00018	23304.691	2000-11-07	2006-11-06
MAZAPIL 3 F. I	EXPLOR.	217001	007/13852	1950.702	2002-06-14	2008-06-13
MAZAPIL 10	EXPLOR	223327	93/26975	1073.555	2004-10-02	2010-10-01

A 2% NSR royalty is owed to Kennecott on production from both the Chile Colorado and Peñasco locations. A further 3% NSR royalty on Peñasco production is owed to Grupo Industrial de Coahuila S.A. de C.V. as assignee from Minera Catasillas, S.A. de C.V., on the El Peñasquito, Las Peñas, La Peña, Mazapil and Mazapil 2 concessions. This obligation may be purchased by Western Silver at any time for the sum of US$5 million.

There is no previous mine development of any form in the immediate area of Chile Colorado or Peñasco deposits and as such no environmental liabilities are attached to the property. All drilling pads are cleaned and rehabilitated on an ongoing basis.

Permits

Western Silver is currently in possession of valid exploration permits for the drill work being performed in the area. The development of a mine at this location will require additional permits from state and federal authorities as set out below.

Key Permits
REQUIRED PERMIT	MINING STAGE	AGENCY	ESTIMATED RESPONSE TIME	ACTUAL STATUS (November 2005)
Environmental Impact Manifest- mine[1]	Construction/ operation/ abandonment	SEMARNAT-State offices	2 to 4 months	Substantially Complete
Land use change study-mine[1]	Construction/ operation	SEMARNAT- DGGFS[2]-State offices.	2 to 3 months	Substantially Complete
Risk analysis study-mine[1]	Construction/ operation	SEMARNAT- (Mexico City office)	2 to 4 months	Substantially Complete
Environmental Impact Manifest- power line[1]	Construction/ operation/ abandonment	SEMARNAT-State offices	2 to 4 months	20% complete
Land use change study-power line[1]	Construction/ operation	SEMARNAT- DGGFS[2]-State offices.	2 to 3 months	20% complete
Land use license[1]	Construction	Mazapil municipality	2 months	Discussions underway
Key Permits
REQUIRED PERMIT	MINING STAGE	AGENCY	ESTIMATED RESPONSE TIME	ACTUAL STATUS (November 2005)
Explosive handling and storage permits	Construction/- operation	SEDENA[3] (Also requires state and local approvals)	2 to 3 months	Application to be submitted when final design is complete
Archaeological release letter[1]	Construction	INAH[4] (State offices)	3 to 4 months	Complete
Water use concession title	Construction/ operation	CNA[5] (State offices)	2 to 5 months	Hydrologic study complete. Water rights application submitted April 25, 2005. On July 25,2005, CNA responded with a request for more details and completed Environmental Impact Manifest.
Water discharge permit	Operation	CNA (State offices)	2 to 5 months	Application to be submitted when final design is complete
Unique license	Operation	SEMARNAT-State offices	3 to 12 months	Not required for construction and start-up, application will be submitted once mine is in operation
Accident prevention plan	Operation	SEMARNAT-State offices	Not defined	Not required for construction and start-up; to be submitted once mine is in operation

1Mandatory to start construction activities.
2DGGFS (General Department of Permitting for Forestry and Soils)
3SEDENA (National Secretary of Defense)
4INAH (National Institute of Anthropology and History)
5CNA (National Water Commission)

Climate

The climate is generally dry with precipitation being limited for the most part to a rainy season in the months of June and July. Annual precipitation for the area is approximately 700 mm, most of which falls in the rainy season. Temperatures range between 30°C and 20° C in the summer and 15°C to 0°C in the winter. Western Silver has maintained an automatic weather station in the area since August 2003, however some data has been lost due to power supply problems.

Physiography

The deposits occur in a wide valley bounded to the north by the Sierra El Mascaron and the south by the Sierra Las Bocas. Except for one small outcrop, the area is covered by up to 30 m of alluvium. The terrain is generally flat, rolling hills; vegetation is mostly scrub, with cactus and coarse grasses. The prevailing elevation of the property is approximately 1900 m above sea level.

The project site is generally flat with a gradual fall of 1.5 – 2.5% to the west. There is adequate space for development of the process facilities and the tailings and waste areas. The tailings disposal will be constructed as a four-sided containment area using mine waste for a starter dam and tailings for raising the embankment. In general, this is a very favourable site for development.

Infrastructure

An adequate network of road and rail services exists in the region. Road access to the site is presently gained west out of Concepción del Oro approximately 15 km to the town of Mazapil and then a further 12 km west from Mazapil. The road is very steep immediately west of Concepción del Oro with numerous tight switchbacks. It is either paved or cobbled and maintained to approximately 6 km west of Mazapil. After that the road is gravel but well maintained. The Chile Colorado deposit is within 2 km of this main road and the Peñasco deposit lies directly beneath the road. A system of gravel roads to the east connects to Cedros and eventually to Torreon and the Torreon/Fresnillo highway.

Additionally there is one railhead close to the site approximately 100 km to the west. The State of Zacatecas is in the process of building a new road east from Mazapil to join Highway 54 approximately 25 km south of Concepción del Oro. The road is approximately 70% complete with only about 5 km yet to be completed over the mountain pass north of La Laja. This road will provide much superior grade and alignment to the old road from Concepción del Oro. However, some minor improvements to this road will be needed on sections already completed to accommodate large construction loads. Use of this new road will eliminate the rather steep switchback sections of cobblestone road just west of Concepción del Oro and the town of Concepción del Oro itself. Work is in the final stages and will be completed well in advance of project construction startup.

Given the mining experience in the area and the high unemployment rate, there is expected to be an adequate pool of mining personnel available.

Surface Rights

Surface rights in the vicinity of the Chile Colorado and Peñasco pits are held by one private individual and three Ejidos. Western Silver currently is in negotiations to purchase surface rights to the land required for the project, assisted by a Mexican legal firm. Relations with the Ejidos through the exploration process have been positive.

An Ejido is a communal ownership of land recognized by the Federal laws in Mexico. While mineral rights are administered by the Federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a Board of Directors which is headed by a president. An Ejido may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land.

Negotiations for the high voltage power line right-of-way will begin upon finalization of preliminary routing.

Water

By Mexican federal law, water encountered as the result of mining operations (e.g., open pits or underground workings) are available to the mining operation without application so long as mining continues. The pits will intercept both the upper regional aquifer and the more massive lower multi-valley aquifer. In meetings and teleconferences with Comision Nacional del Agua (CNA), it has been indicated that the lower aquifer is totally unsubscribed.

A study has been conducted to confirm the presence of adequate capacity in solely the upper aquifer. Reportedly, such a general study was not previously carried out and as such, by Mexican regulations, the general study was the first step in process. This summary report was prepared for M3 entitled, “Study for an Integral Hydrogeological Evaluation of Cedro’s Aquifer and Adjoining Basins, Mazapil County, Zacatecas”. Its analysis concludes that the unsubscribed water availability from the Cedros upper aquifer is 17.3 million m3/year, evaluated according to NOM-011-CNA-2000 which is more than adequate for the project.

Power

As a result of several productive meetings with Comision Federal de Electricidad (CFE), the federal government utility company, the Feasibility Study assumes that power will be available from a 400kV power line tapped in reasonable proximity to the site. (Figure 1-4). From this location, power will be transmitted at 230kV via a new overhead power line to the mine site main substation. The power rate of US$0.06/kWhr used in the Feasibility Study, is based on CFE’s published interruptible power rates with limited power shedding during peak hours (approximately 15 hours on average per week). Power shedding is accomplished mainly by operating only one ball mill during these peak hours and performing scheduled maintenance on the off-line unit.

History

The region has a strong tradition of mining going back to the mid 1500’s when silver mining first started in the region and the city of Zacatecas was founded. Until the 19th century, 20% of all silver mined in the world was reportedly mined from the City of Zacatecas Region.

Mining remains active in the State of Zacatecas. M3 has provided Engineering & Procurement and Start Up services for the recent Peñoles Fresnillo expansion as well as the greenfields Peñoles F.Y. Madero project. Both of these ongoing operations have poly-metallic ore bodies.

Perhaps of greater interest is the recently mined out Real de Angeles property near the city of Zacatecas. This open pit mine operated from June 1982 to November 1998, averaged 17,000 tpd ore, and had life-of-mine ore grades of 0.58% lead, 0.9% zinc, 70 g/t of silver and no appreciable gold. Life-of-mine stripping ratio was approximately 5 to 1. Values of metal contained are similar to the Peñasquito deposit, taking into account the gold prevalent at Peñasquito.

At Peñasquito, some limited exploration of the project area had taken place previously with a short shaft and two shallow drill holes in the 1950’s. But it was not until 1994 when Kennecott initiated a comprehensive exploration program that the size and potential of the mineralized system were recognized.

Beginning in 1994, Kennecott consolidated the land position and completed extensive geochemical, geophysical and drilling programs to evaluate the area, primarily for large tonnage porphyry copper/skarn deposits.

During 1996, drilling along the southern edge of the Azul pipe resulted in the discovery of the Chile Colorado silver-lead-zinc-gold zone, which was not of interest to Kennecott on a stand-alone basis.

Western Silver acquired 100% of the Peñasquito Project from Kennecott in March 1998. The acquisition was driven by the large size of the alteration-mineralization system (in excess of 9 km sq), the two large breccia pipes, the zone of probable economic silver-gold-zinc-lead mineralization at Chile Colorado, and numerous untested targets with potential similar to Chile Colorado. During 1998 Western Silver completed nine core holes (3,185 metres) and 13.4 line kilometres of Tensor CSAMT. Most of the work was focused on Chile Colorado and the adjacent Azul breccia pipe.

During the fourth quarter of 2000, Hochschild completed a 14 hole, 4,601 metre drill program, with 11 holes drilled in the Chile Colorado area. However, they returned Peñasquito to Western Silver after spending more than US$1 million on drilling and land payments.

Since 2002, Western Silver has continually drilled the deposit and continues to do so as of the date of this report (Phase 15). Drilling to end of July 2005 (Phase 14) is included in this report.

Geological Setting

The regional geology of the area is well understood and has been extensively mapped. Concepción del Oro lies within the Mexico Geosyncline, a 2.5 km thick series of marine sediments deposited during the Jurassic and Cretaceous Periods and consisting of a 2000 metre thick sequence of carbonaceous and calcareous turbidic siltstones and interbedded sandstones underlain by a 1200 metre thick limestone sequence.

The two sierras in the area are separated in the western half of the district by the Mazapil Valley which is a synclinal valley underlain by the Upper Cretaceous Caracol Formation. The Caracol siltstone-sandstone section is generally flat lying in the valley with occasional small parasitic anticlines and drag folds along faults. The local geology is dominated almost entirely by the rocks of the Mexico Geosyncline. The oldest rocks in the area are the Upper Jurassic aged limestones and cherts of the Zuloaga Limestone.

These rocks are overlain by the La Caja Formation, a series of thinly bedded phosphatic cherts and silty to sandy limestones that may be fossiliferous.

The La Caja Formation is overlain by the limestones and argillaceous limestones of the Taraises Formation which in turn are overlain by the limestones of the Cupido Formation, one of the more favorable host rock units for much of the mineralization previously mined in the area.

The Cupido limestones are overlain by the cherty limestones of the La Pena Formation, deposited during the Lower Cretaceous Period. These rocks are in turn overlain by the Cuesta del Cura limestone.

The Indidura Formation, a series of shales, calcareous siltstones and argillaceous limestones, overlies the Cuesta del Cura limestone.

Upper Cretaceous Period rocks of the Caracol Formation, consisting primarily of interbedded shales and sandstones, overlie the Indidura Formation. These rocks dominate the geology in the Peñasquito Project area and are overlain by the Tertiary aged Mazapil Conglomerate.

A large granodiorite stock is believed to underlie the entire area and the sediments described above are cut by numerous intrusive dykes, sills and stocks of intermediate to felsic composition. The intrusives are interpreted to have been emplaced from the late Eocene to mid-Oligocene Epochs and have been dated at 30-40 million years in age.

Exploration

Kennecott completed numerous air and ground based geophysical surveys on the Peñasquito claim groups between 1994 and 1997. The aeromagnetic survey of the region defined an 8 km x 4 km, N-S trending magnetic high centered roughly on the Outcrop Breccia. These surveys provided coverage of the area including the Peñasco zone and confirmed the area as a suitable target for drilling.

In 2004 Western Silver initiated additional CSAMT and IP surveys that extended coverage on the older lines, and extended coverage to the east of the pre-existing coverage. The geophysical database for the Peñasquito Project area now provides a detailed electric cross-section that images changes in geology, and appears to identify specific targets of interest.

Kennecott completed an extensive rapid air blast (RAB) drilling campaign across much the Peñasquito Project area after the discovery of the Chile Colorado deposit. This program, designed to systematically test the entire project area, consisted of 250 holes. The holes penetrated the extensive overburden cover and collected chip samples from anomalies, which had been discovered during the numerous geophysical surveys as well as outlining other, previously unknown anomalies. Twenty-eight of the RAB holes in this campaign by Kennecott were drilled within and immediately adjacent to the Peñasco zone breccia pipe. The geochemical survey results indicated that further exploration was warranted in this area. Exploration drilling results subsequently confirmed significant mineralization in the Peñasco zone.

Mineralization

Sulphide mineralization occurs in the Chile Colorado deposit, in the Peñasco deposit hosted in the Outcrop breccia, in the Luna Azul and Azul NE deposits hosted in the Azul Breccia, and at other smaller targets on the Peñasquito Project. Exploration drilling has recently focused on the large Peñasco deposit.

The Peñasco deposit is in the east half of the Outcrop breccia directly above the projected throat of the brecca pipe. In plan view it is ovoid in shape, at least 300 meters wide in an east direction and 450 meters long in a north direction, and has formed around a complex series of small quartz-porphyry stocks and dikes with some felsite dikes. It is composed of disseminations and veinlets of medium to coarse-grained sphalerite-galena-argentite, other unidentified silver sulfosalts, minor tetrahedrite-polybasite and common gangue of calcite-rhodochrosite-quartz-fluorite.

The intrusive rocks themselves are also often mineralized. Mineralization also extends upwards along the north and south contacts of the Outcrop breccia. At the south contract, it extends upwards in the mixed clast breccia adjacent to the northwest faults that cut the breccia pipe.

The most common mineral host is the intrusive hydrothermal breccia. This breccia is the dominant rock below the 1,600 metre level. It also is widely distributed as a halo around the porphyry stocks and dikes. The porphyry often appears to brecciate into the intrusive hydrothermal breccia as it passes upwards. Mineralization is present in the upper mixed clast breccia along the south contact, the quartz-felsdpar porphyry intrusive breccia and to a lesser extent the quartz-porphyry dikes. The felsite dikes are at times also good mineral hosts.

The Chile Colorado silver-zinc-lead mineralization normally occurs as both veining and narrow fracture filling, hosted in weakly silicified sandstone, siltstone or shale. The mineralization has been interpreted to represent stockworks, localized by a north-south trending fracture zone, extending south from the Azul diatreme.

Sphalerite and galena associated with carbonate and pyrite occur as massive veins. Pyrite, sphalerite and galena have also been observed as discrete crystals and disseminations within sandstone units. Late state carbonates and pyrite fracture fillings occur throughout the sediments.

Drilling

Drilling at the Peñasquito property has focused on the exploration of three principal areas: Chile Colorado, Azul (Azul Breccia, Azul NE and Luna Azul) and Peñasco including El Sotol adjacent to Peñasco. Work is presently concentrated on both in-fill and step-out exploration drilling of the Peñasco zone.

The Peñasquito property has been drilled by different operators over several campaigns and phases beginning in 1995 under Minera Kennecott S.A. de C.V.

The following tables summarize exploration drilling performed and assayed to date on the Peñasquito property. This data has been used in the preparation of the resource estimates used in this report.

The summaries of the drilling through Phase 14 are as of end of July 2005. At December 22nd additional extensive (5 rigs) drilling is ongoing.

Summary of Project Drilling at Peñasquito

Hole Purpose	TOTAL DRILLHOLES
	Number	Metres
Resource Estimate – Peñasco & El Sotol	265	117,200
Resource Estimation – Chile Colorado & Azul	122	48,900
Subtotal – Holes Used for Resource Estimate (1)	387	166,100
Chile Colorado – Hochschild Holes Excluded from Resource Estimate	14	4,601
Condemnation	11	4,559
Metallurgy	13	4,016
Hole Purpose	TOTAL DRILLHOLES
	Number	Metres
Pit Geotechnical	11	4,126
Outside Exploration	29	7,721
Total	465	191,123

(1) 15,135 metres are reverse circulation drilling; the balance is core.

Summary of Exploration Drilling Campaigns at Peñasquito*

Campaign	Period	Drilling Type	Hole ID's	Number of Drillholes	Metres of Drilling	Average Hole Length (m)
Kennecott	1994-1997	Reverse Circulation & Diamond Drilling	PN01 - PN71	71	23,325	329
Western Copper	1998	Diamond Drilling	WC01 - WC09	9	3,185	354
Mauricio Hochschild	2000	Diamond Drilling	MHC01 - MHC14	14	4,601	329
Western Copper	2002	Diamond Drilling	WC10 - WC54	45	19,645	437
Western Copper	2003	Reverse Circulation Diamond Drilling	S01 - S57 S09Ext*,S24Ext*,S30Ext*	57	6,845	120
Western Copper	2003	Diamond Drilling	WC55 - WC100 WC67A, PN26Ext* WC53Ext**	47	19,816	422
Western Silver - Phase 9	2004	Diamond Drilling	WC101 - WC130 WC119A	31	14,841	479
Western Silver - Phase 10	2004	Diamond Drilling	WC131 - WC179 WC131A,WC137A WC138A,WC146A WC150A,WC154A WC156A	56	20,241	361
Western Silver - Phase 11	2004	Diamond Drilling	WC180 - WC211 WC99Ext**, WC189A	33	22,186	672
Western Silver - Phase 12	2005	Diamond Drilling	WC212 - WC227	16	10,003	625
Western Silver - Phase 13	2005	Diamond Drilling	WC228 - WC256	29	19,508	673
Western Silver - Phase 14	2005	Diamond Drilling	WC257 - WC278	22	14,226	647

* - Feasibility Study grade modeling excludes all MHC drilling, WC277, the latter part of WC276, and all of Phase 15.
Ext*- diamond drill extension of reverse circulation hole.
Ext**- diamond drill extension of diamond drill hole.

Summary of Drilling Activity at the Peñasquito Property

Calendar Year	Number of Drillholes	Metres of Drilling	Average Hole Length (m)
1994-1997 Drilling	71	23,325	329
1998 Drilling	9	3,185	354
2000 Drilling	14	4,601	329
2002 Drilling	45	19,645	437
2003 Drilling	104	26,661	256
2004 Drilling	120	57,269	477
2005 Drilling to July 31	67	43,737	653
Drilling Total	430	178,422	415

Sampling, Analysis, Security and Data Verification

Due to the alluvial cover at Peñasquito the vast majority of resource sampling has been done using either reverse circulation or diamond core drilling. All drilling in 2004 and most other drilling has been primarily HQ size core drilling, but narrowing to NQ diameter at depth in the longer holes.

Western Silver samples drillholes from bedrock to final depth. The standard sample interval is 2.0 metres. Some samples are limited to geological boundaries and are less than 2.0 metres in length. A senior geologist examines the core, defines the primary sample contacts, and designates the axis along which to cut the core.

Special attention in veined areas is taken to ensure representative splits are made perpendicular and not parallel to veins.

Geological logging is very detailed and follows the geological legend on a regional scale. Once the core has been measured, marked, photographed and logged geotechnically and geologically the core boxes are brought to the diamond saw cutting stations. The core is sawed in half. One half of every sample is placed into a heavy plastic bag. The Splitter’s Helper has previously marked the drill hole and sample number on the plastic bag and inserted the relative sample tag in the plastic bag.

Standard Reference Material samples and blanks are inserted into the sample stream going to the assay laboratory in a documented sequence on a frequency of approximately 1 in 20 samples.

A Western Silver truck transports the sacks to the ALS Chemex laboratories in Guadalajara approximately once per week, where the samples are prepped and pulped. Pulps are sent to ALS Chemex labs in Vancouver where they are assayed and checked. At present ALS Chemex is Western Silver’s primary assay lab. Check samples are sent to Acme Labs of Vancouver.

The sample preparation procedures on site prior to shipment to the laboratory have been independently reviewed and deemed secure and adequate.

An independent sampling, preparation and assaying audit has not been performed.

The quality assurance and quality control procedures employed by Western Silver (“QA/QC”) have been independently reviewed and no significant concerns noted. Approximately 90% of the data base assays were run on Western Silver samples, and Western Silver generally used ALS Chemex as the primary lab and Acme as the check lab. Both Chemex and Acme are ISO9002-certified. Both labs use industry standard sample preparation procedures.

No independent samples have been taken and assayed, but comparisons between Western Silver and Kennecott drilling results show no biases.

Based on a review of Western Silver’s sample preparation, analysis, security, and QA/QC procedures to date with respect to database verification, the database used for the resource estimates is deemed to be accurately compiled and maintained, and is suitable for use in mineral resource estimation.

No significant problems were identified during reviews of the drilling data. The holes appear to have been properly located and downhole-surveyed and to have recovered an adequate sample (core recovery during the later Western Silver campaigns averaged 97.8%) .

Almost all of the drilled intervals are assayed for gold, silver, lead and zinc. The average assay interval is slightly over 2 m. Approximately 90% of the data base assays were run on Western Silver samples, and Western Silver generally used ALS Chemex as the primary lab and Acme as the check lab. Both Chemex and Acme are ISO9002-certified. Data entry errors should be minimal because IMC re-compiled the bulk of the assay data base directly from the original lab’s electronic files of assay certificates.

Several thousand gold, silver, lead and zinc check assays run by a check laboratory (usually Acme) on pulps prepared by the primary laboratory that ran the data base assays (usually Chemex) are available for the Kennecott campaign and for Western Silver Phases 1, 2, 3, 5, 6, 7, 8 9, 10 and 11. These assays act as a check on the analytical procedures used by the primary lab. A few hundred gold, silver, lead and zinc assays run by a check lab (Acme, M3/Hazen Research or Davis Metallurgical Laboratories) on fresh pulps prepared by the check lab are available for Western Silver Phases 1, 2, 3, 7, 8, 9, 10, 11 and 12. These assays act as a check on both the analytical and the sample preparation procedures used by the primary lab. No check assays are available for the Hochschild, Western Silver 1998 and Western Silver Phase 4 campaigns, and as of the time of writing the check assaying for Western Silver Phases 13 and 14 was in progress.

The check assay comparisons show generally acceptable overall agreement between the primary and check labs for all of the campaigns/phases for which check assays are available. Standard and blank assaying results also appear to be generally acceptable. There are indications that some of the data base silver assays run by Chemex during the later Western Silver phases may be biased 5-15% low as a result of analytical factors, but this bias cannot presently be confirmed, and the errors introduced into NSR value estimates would be minimal even if it did exist.

IMC supplemented the check assay data by performing numerous paired comparisons of grades from different drilling and assaying campaigns, including those for which no check assays are available. The results show no evidence to indicate that any of the Western Silver and Kennecott data base assays are affected by large analytical or sample preparation biases. However, they do suggest that the Hochschild grades are quite heavily high-biased relative to the Kennecott and Western Silver grades for gold, silver and zinc. No Hochschild samples were available for re-assay, so the precautionary decision was taken not to use the Hochschild assays when estimating grades in the model.

The paired-comparison reviews did not detect any biases between core and reverse circulation drilling. (About 10% of the exploration drilling is RC.)

No significant problems were identified with other data supplied to IMC, which included sulfur assays (used to define oxidized zones) and lithology, alteration, and oxidation data base codings. Drill logs were of excellent quality. Density data were obtained from core sample measurements and the values are reasonable relative to sample lithology.

Mineral Resource Estimate

Mineral resources for Chile Colorado and the Peñasco zones were classified according to the “CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines” prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council August 20, 2000. A number of elements that represent the confidence in the geological interpretation, the database integrity, the spatial continuity of mineralization and the quality of estimation were utilized in the classification.

The model used for the Chile Colorado and Azul deposits in this report is the IMC March 2005 model based on drill hole information through the Phase 12 drilling completed in early 2005. No significant additional drilling has been done in this area after Phase 12 (only five holes in Phases 13 and 14 were drilled in the Chile Colorado – Azul area). The Hochschild drilling information (14 holes) was not used for grade estimation (IMC believes this data is high biased). A total of 122 drill holes (48,900m) were used to define the Chile Colorado – Azul resource.

The Chile Colorado – Azul resource is based on a computer block model with a block size of 20m by 20m in plan and 10m high. The silver, gold, lead and zinc grade are estimated into the model from 10m composites of the drill data using ordinary kriging with a 135m maximum spherical search. Geologic information (lithology, alteration and oxidization) are assigned to the model using a nearest neighbor approach from the drill hole composite data. Density values are based on test work on core samples and are assigned to the model based on the oxidization and lithology assignments: overburden, 2.20; oxide (all lithologies), 2.40; mixed (all lithologies), 2.475; sulphide, Caracol sediments, 2.60; sulphide, Azul breccia units, 2.50.

The model used for the Peñasco deposit is the IMC September 2005 model developed from drill through drill

Phase 14 (with the exception of the latter part of WC 276 and all of WC 277). The drill hole data used for the Peñasco model contains 265 holes (117,200m).

The Peñasco resource is from a computer block model with a block size of 10m by 10m in plan and 10m high. The silver, gold, lead and zinc grade are estimated into the model from 10m composites of the drill data using ordinary kriging with a 50m maximum spherical search. Geologic information (lithology, alteration and oxidization) are assigned to the model using a nearest neighbor approach from the drill hole composite data. Density values are based on test work on core samples and are assigned to the model based on the oxidization and lithology assignments: overburden, 2.20; oxide (all lithologies), 2.30; mixed (all lithologies), 2.40; sulphide, Caracol sediments, 2.60; sulphide, breccia units, 2.50.

An NSR value for the sulphide, mixed and oxide materials was calculated using input data on costs and recoveries dated September 2005. A flotation mill process is assumed for the sulphide material with an internal cut-off calculated at US$3.60 NSR for Peñasco and US$4.18 for Chile Colorado. A run-of-mine (ROM) heap leach for gold and silver is assumed for the oxide and mixed materials with an internal cutoff calculated at US$1.30 NSR. The classification of the resources is based on the following criteria:

Chile Colorado – Azul Deposits
Within 135m of 5 or more holes and within 50m of the closest hole and the zinc kriging standard deviation less than 0.40	Measured
Within 135m of 2 to 4 holes and within 50m of the closest hole	Indicated
Within 135m of one hole	Inferred
Peñasco Deposit
Within 50m of 5 or more holes	Measured
Within 50m of 2 to 4 holes	Indicated
Within 50m of one hole	Inferred

These criteria ensured that measured-indicated blocks were identified only in areas within and immediately adjacent to the closer-spaced drilling, not around isolated holes.

Constraints are much tighter at Peñasco because primary variogram ranges there are much shorter than at Chile Colorado/Azul (60-70m versus 180-210m for silver, lead and zinc), indicating significantly lower grade continuity in the Peñasco deposit.

The grade of the block was not used as a determinant in resource classification.

The following table summarizes the Peñasquito resources by measured, indicated and inferred classifications. The resource is with a geometry defined by the end of September 2005 spot metal prices. This geometry bounds a resource, which has potential extraction by open pit mining. The tabulation of this resource used NSR values based on US $6.624/oz for silver, US $431.57/oz for gold, US $0.35/lb for lead and US $0.508/lb for zinc.

Estimated Resource Potential by Open Pit

Measured Category	Million Tonnes	Cut-Off	Silver g/tonne	Gold g/tonne	Lead %	Zinc %
Peñasco Oxide Resource	16.0	1.30	25.09	0.247	-	-
Peñasco Mixed Resource	11.6	1.30	26.49	0.288	-	-
Peñasco Sulphide Resource	59.4	3.60	30.93	0.628	0.38	0.77

Chile Colorado Oxide Resource	15.8	1.30	19.36	0.216	-	-
Chile Colorado Mixed Resource	4.8	1.30	20.45	0.225	-	-
Chile Colorado Sulphide Resource	137.0	4.18	33.36	0.321	0.31	0.79

Azul Oxide Resource	1.0	1.30	25.90	0.162	-	-
Azul Mixed Resource	1.5	1.30	25.68	0.187	-	-
Azul Sulphide Resource	26.4	4.18	32.50	0.201	0.37	0.75

El Sotol Oxide Resource	0.0	1.30
El Sotol Mixed Resource	0.0	1.30
El Sotol Sulphide Resource	0.1	3.60	18.22	0.296	0.31	0.55

Total Oxide	32.9		22.36	0.230	-	-
Total Mixed	17.9		24.79	0.263	-	-
Total Sulphide	222.9		32.60	0.389	0.34	0.78

Indicated Category	Million Tonnes	Cut-Off	Silver g/tonne	Gold g/tonne	Lead %	Zinc %
Peñasco Oxide Resource	11.8	1.30	25.22	0.301	-	-
Peñasco Mixed Resource	12.8	1.30	25.46	0.425	-	-
Peñasco Sulphide Resource	222.3	3.60	28.62	0.601	0.28	0.67

Chile Colorado Oxide Resource	3.2	1.30	13.35	0.192	-	-
Chile Colorado Mixed Resource	2.3	1.30	20.31	0.189	-	-
Chile Colorado Sulphide Resource	51.4	4.18	20.45	0.247	0.17	0.53

Azul Oxide Resource	5.8	1.30	21.48	0.157	-	-
Azul Mixed Resource	2.2	1.30	36.01	0.143	-	-
Azul Sulphide Resource	81.4	4.18	27.52	0.150	0.33	0.68

El Sotol Oxide Resource	1.4	1.30	21.91	0.241	-	-
El Sotol Mixed Resource	0.0	1.30
El Sotol Sulphide Resource	3.1	3.60	17.35	0.297	0.28	0.55

Total Oxide	22.2		22.32	0.244	-	-
Total Mixed	17.3		26.14	0.357	-	-
Total Sulphide	358.1		27.10	0.445	0.28	0.65

Estimated Resource Potential by Open Pit (Continued)

Inferred Category	Million Tonnes	Cut-Off	Silver g/tonne	Gold g/tonne	Lead %	Zinc %
Peñasco Oxide Resource	2.1	1.30	21.42	0.244	-	-
Peñasco Mixed Resource	2.1	1.30	23.29	0.723	-	-
Peñasco Sulphide Resource	101.5	3.60	24.97	0.569	0.22	0.59

Chile Colorado Oxide Resource	1.6	1.30	14.36	0.139	-	-
Chile Colorado Mixed Resource	2.2	1.30	22.27	0.148	-	-
Chile Colorado Sulphide Resource	52.9	4.18	23.60	0.223	0.19	0.53

Azul Oxide Resource	9.5	1.30	16.10	0.156	-	-
Azul Mixed Resource	2.2	1.30	22.27	0.148	-	-
Azul Sulphide Resource	68.7	4.18	25.50	0.174	0.33	0.66

El Sotol Oxide Resource	2.1	1.30	20.13	0.174	-	-
El Sotol Mixed Resource	0.0	1.30
El Sotol Sulphide Resource	1.7	3.60	20.32	0.257	0.34	0.57

Total Oxide	15.4		17.20	0.169	-	-
Total Mixed	6.4		22.90	0.338	-	-
Total Sulphide	224.9		24.77	0.365	0.25	0.60

Mineral Reserve Estimate (for sulphides, mixed and oxides):

The proven and probable reserves for the Chile Colorado and Peñasco deposit are contained within an engineered pit design based on a floating cone analysis of the resource block model using the measured and indicated resources. Proven and probable reserves are derived from measured and indicated resources respectively that fall within the pit boundary. The figures obtained for metallurgical recovery, revenue and costs were combined to assign NSR figures for each block in the resource model. The NSR values assigned to the block models for the purpose of developing the pit geometry are based on lower metal prices than those used to tabulate the reserve within the final pit. The prices used for the development of the pit geometry were US$5.50/oz Ag, US$350/oz Au, US$0.30/lb Pb and US$0.45/lb Zn.

Based on the calculated operating costs from previous studies and an overall pit slope angles based on earlier pit designs, a number of theoretical pit shell runs were calculated. The “final” pit shell in both deposits was based on a US$0.60/tonne mining cost for rock and US$0.50/tonne for overburden, an additional 2.0 -cent per bench of depth below the 1980 elevation to both ore and waste and a discount rate of 1% per bench or 8% per year assuming on average 8 benches are mined per year along the final wall. Overall slope angles ranged from 39o to 46o in Peñasco and 38o to 44o in Chile Colorado – Azul. The floating cone runs did generate a pit shell in the Azul and El Sotol deposits, but for this study they were not included in the reserve or mine production schedule.

The reserve summary is the sum of a mine production schedule using the proven and probable tonnages from the two pit designs. The sulphide material reports to a flotation mill and the oxide plus mixed material reports to a run-of-mine, heap leach. The NSR values used to tabulate the reserves within the final pits are based on metal prices of: US$6.62/oz Ag, US$432/oz Au, US$0.35/lb Pb and US$0.51/lb Zn. These prices are the M3 reporting metal prices as of the end of September 2005.

Project Open Pit Reserve Summary

	Category	Ktonnes	Ag, g/tonne	Au g/tonne	Pb, %	Zn, %
Sulphides: Mill ore (1)
Chile Colorado	Proven	81,810	37.58	0.332	0.37	0.87
Peñasco	Proven	38,742	26.42	0.484	0.32	0.59
Total, Proven Pit Reserve		120,552	33.99	0.381	0.35	0.78

Chile Colorado	Probable	6,937	20.75	0.268	0.18	0.56
Peñasco	Probable	130,326	27.17	0.639	0.28	0.61
Total, Probable Pit Reserve		137,263	26.85	0.620	0.27	0.61

Mill Ore, Combined Proven & Probable		257,815	30.19	0.508	0.31	0.69

Oxides + Mixed: Leach ore (2)
Chile Colorado	Proven	20,530	19.63	0.218	-	-
Peñasco	Proven	27,565	25.65	0.263	-	-
Total, Proven Pit Reserve		48,095	23.90	0.250	-	-

Chile Colorado	Probable	5,027	16.14	0.194	-	-
Peñasco	Probable	24,204	25.35	0.358	-	-
Total, Probable Pit Reserve		29,231	23.76	0.330	-	-

Leach Ore, Combined Proven & Probable		77,326	23.34	0.277	-	-

NSR values based on US$6.62/oz Ag, US$432/oz Au, US$0.35/lb Pb, US$0.51/lb Zn (end of September 2005 M3 pricing).
1) Sulphides are reported at a US$3.60/tonne NSR cut-off for Peñasco and US$4.18/tonne for Chile Colorado.
2) Leach tonnage is reported at a US$1.30/tonne NSR cut-off.

Mining Method

The Chile Colorado and Peñasco mine plan will provide sulphide ore to a mill – flotation plant that will produce two concentrates for sale: a lead concentrate and a zinc concentrate. Both concentrates will have gold and silver credits. Likewise, the mine plan will provide oxide and mixed ores to a heap leaching facility that will produce a silver and gold doré.

The following table shows the combined production schedule for both sulphide and oxide ores from both the Peñasco and Chile Colorado deposits. The calendar year 2007, the start of mining operations, is taken as year 1 in the mining schedule. The average annual mining rate during commercial production is 15.2 million tonnes of sulphide ore per year from Year 2 through Year 18, 5.5 million tonnes of leach ore per year from Year 1 through Year 14, and nominally 40.3 million tonnes of waste per year from Year 1 through Year 15. The total material mined per year peaks at 73.0 million (208,600 tpd) during Years 3 through 12.

Mine Production Schedule

Year	SULPHIDE MILL ORE (1)						LEACH ORE, US$1.30 NSR Cutoff				Overbrdn	Waste Rock	Total Waste	TOTAL
	ktonnes	NSR	lead	zinc	silver	gold	ktonnes	NSR	silver	gold	ktonnes	ktonnes	ktonnes	ktonnes
			(%)	(%)	g/tonne	g/tonne			g/tonne	g/tonne
1	65	6.22	0.22	0.25	16.94	0.173	3,625	3.12	29.01	0.199	12,024	2,286	14,310	18,000
2	7,985	9.46	0.33	0.59	25.79	0.194	18,866	3.10	24.57	0.225	19.952	20,197	40,149	67,000
3	18,250	10.69	0.34	0.61	26.89	0.273	10,553	3.68	28.01	0.275	5,510	28,687	44,197	73,000
4	18,250	9.58	0.29	0.53	24.16	0.296	5,930	3.54	24.60	0.280	16,543	32,277	48,820	73,000
5	18,250	11.67	0.28	0.69	24.45	0.430	3,163	4.67	21.33	0.442	14,544	37,043	51,587	73,000
6	18,250	11.82	0.25	0.63	26.51	0.455	2,842	3.81	24.3	0.315	2,470	49,438	51,908	73,000
7	18,250	11.38	0.28	0.54	25.53	0.442	3,428	4.45	24.80	0.393	3,347	47,975	51,322	73,000
8	18,250	11.35	0.25	0.51	24.12	0.491	1,415	5.48	23.11	0.530	12,415	40,920	53,335	73,000
9	13,507	19.22	0.33	0.71	34.76	0.986	1,281	7.63	23.48	0.802	12,072	46,140	58,212	73,000
10	12,020	17.60	0.25	0.56	26.03	1.074	8,681	2.66	15.95	0.244	8,841	43,458	52,299	73,000
11	16,585	11.85	0.31	0.58	26.01	0.495	8,168	2.70	22.10	0.211	16,007	32,240	48,247	73,000
12	16,947	19.26	0.34	0.71	32.40	1.044	4,033	3.97	21.74	0.370	28,527	23,493	52,020	73,000
13	15.511	15.12	0.40	0.69	38.32	0.635	1,933	2.27	17.48	0.184	714	27,663	28,377	45,821
14	14,600	12.91	0.52	0.86	46.52	0.269	2,969	2.61	20.86	0.208		33,405	33,405	50,974
15	14,600	10.59	0.34	0.81	33.33	0.309	374	2.88	19.64	0.250		16,327	16,327	31,301
16	14,600	10.15	0.29	0.75	32.43	0.320	66	1.96	6.20	0.212		4,352	4,352	18,018
17	14,600	13.69	0.31	1.14	40.33	0.466						597	597	15,197
18	7,287	12.04	0.12	1.10	30.42	0.542						167	167	7,454

Total	257,807	12.79	0.31	0.69	30.19	0.508	77,327	3.40	23.34	0.276	152,966	496,665	649,631	984,765
Note: Sulphide mill cutoff grade is US$3.60/t for Peñasco ore and US$4.18/t for Chile Colorado ore.

The current ore reserves are 257.8 million tonnes of sulphide, 77.3 million tones of leach ore with a life of mine waste to ore ratio of 1.94. Commercial sulphide production is scheduled for 17 years.

Mining begins in the Peñasco pit, which provides the only sulphide mill feed through Year 10, and continues to provide mill feed through Year 13. Waste stripping begins in Chile Colorado in Year 9. Sulphide ore is mined during Years 11 through 18. The sulphide mill feed if from both pits during Years 11, 12 and 13.

Metallurgy

Three hundred and sixty-eight development metallurgical tests were undertaken on sulphide ore, and a further 91 were undertaken on oxide ore. Locked cycle tests on ore from both the Peñasco and Chile Colorado deposits were performed as part of the flotation test program in order to provide a basis for the projected plant recoveries. These tests revealed that recoveries in the Peñasco Pit correlated with three basic ore categories: breccia, intrusive and sedimentary. Recoveries in the Chile Colorado tests have not yet revealed an obvious correlation. Work is ongoing to determine if any correlation exists and to improve recoveries. Based on the most recent results, the following metallurgical data has been used in the study:

Projected Metallurgical Data

Peñasquito Poly-Metallic Project Peñasco Breccia
	Pb	Zn	Ag	Au
Mine Head Grades	0.29%	0.62%	26.94g/t	0.62g/t
Pb Flotation Recovery	86%	4.2%	74%	65%
Zn Flotation Recovery	5.9%	88%	15%	12%
Pb Cleaner Concentrate Grade	60%		4792	96g/t
Zn Cleaner Concentrate Grade	-	53%	391g/t	7.2g/t

Peñasquito Poly-Metallic Project Peñasco Intrusive
	Pb	Zn	Ag	Au
Mine Head Grades	0.30%	0.55%	28.00g/t	0.58g/t
Pb Flotation Recovery	74%	6.2%	63%	63%
Zn Flotation Recovery	6.1%	60%	12%	8%
Pb Cleaner Concentrate Grade	54%	-	4241g/t	89g/t
Zn Cleaner Concentrate Grade	-	51%	522g/t	3.6g/t

Peñasquito Poly-Metallic Project Peñasco Sedimentary
	Pb	Zn	Ag	Au
Mine Head Grades	0.22%	0.50%	24.22	0.37g/t
Pb Flotation Recovery	70%	4.0%	42%	35%
Zn Flotation Recovery	6.0%	55%	4%	6%
Pb Cleaner Concentrate Grade	54%		2446g/t	31g/t
Zn Cleaner Concentrate Grade	-	53%	186g/t	4.3g/t

Peñasquito Poly-Metallic Project Chile Colorado Sedimentary
	Pb	Zn	Ag	Au
Mine Head Grades	0.36%	0.84%	36.26g/t	0.33g/t
Pb Flotation Recovery *	70%	2.4%	59%	36%
Zn Flotation Recovery	3.2%	80%	19%	10%
Pb Cleaner Concentrate Grade	50%		5143g/t	28g/t
Zn Cleaner Concentrate Grade	-	53%	166g/t	2.2g/t

* Lead plus carbon concentrate.

The recoveries for silver and gold from the heap leach are presently estimated as: 1) Peñasco oxide and mixed ores, gold 58%, silver 26%; and 2) Chile Colorado oxide and mixed ores, gold 57%, silver 23%.

Testing continues as of this report to further optimize recoveries.

Smelters, Refineries and Markets

At the time of this report no agreements have been made with any smelters and no discussions have been entered into with a view to concluding any agreements. Not withstanding this, several smelter operators have expressed interest in entering into discussions. Samples of the concentrates have been provided to those requesting it. Market research has been performed by a specialist consultant and incorporated into the Feasibility Study.

The markets for the lead and zinc concentrates from Peñasquito fall into two categories, smelters within Mexico and smelters overseas. The overseas smelters are further divided into Asian, North American and European markets.

For the purpose of the study, it is assumed that all lead concentrate will be smelted in Mexico but it is also recognized that some will be smelted in overseas smelters. The smelter terms shown below were recommended by a specialist consultant and represent “typical” terms for the market. They represent a forecast of terms based on historical averages with due consideration for projected supply and demand over the foreseeable future.

It is possible that there may be a market for zinc concentrate in Mexico. The report assumes that zinc will be split between local and overseas either Europe or Asia. Again the smelter terms used in the calculations in this report represent an average of the typical terms deduced from the market research.

Transportation cost and port charges in-country have been determined based on a survey of transportation companies and other users. They represent current costs. Ocean freight charges recommended by the consultant are projected future costs based on historical averages and projected supply and demand.

Lead Concentrate
Payable Lead in Lead Concentrate	95.00%
Lead Minimum Deduction – unit	3.0
Treatment Charge - $/t	US$145.00
Gold Refining Charge - $/oz	US$6.00
Silver Refining Charge - $/oz	US$0.40
Payable Zinc in Lead Concentrate	0.00%
Payable Gold in Lead Concentrate	95.00%
Gold Deduction – gpt	1.000
Payable Silver in Lead Concentrate	95.00%
Silver Minimum Deduction – gpt	50.0
Zinc Concentrate
Payable Zinc in Zinc Concentrate	85.00%
Zinc Minimum Deduction – unit	8
Treatment Charge - $/t*	US$150.00
Payable Lead in Zinc Concentrate	0.00%
Payable Gold in Zinc Concentrate	75.00%
Gold Deduction – gpt	1.000
Payable Silver in Zinc Concentrate	70.00%
Silver Deduction – gpt	93.3
* Treatment charge increases to US$165.00 after two years

Concentrate Transportation Costs

The base case considers concentrate transportation charges as follows:

•	Truck from mine to port	US$25.00
•	Port storage and loading charges	US$10.00
•	Ocean freight including losses and insurance	US$35.00
	Total Overseas Cost	US$70.00

•	Truck from mine to inland smelter	US$25.00
•	Total Local Cost	US$25.00

Doré will likely be shipped to either Salt Lake City, Utah or Idaho for refining.

Environmental Considerations

Federal laws primarily regulate mining in Mexico, however there are several permit programs subject to state and local jurisdiction. The key permits required are shown above. The chart shows the government agencies involved as well as the status and the estimated approval time for each permit. The Secretary of Environment and Natural Resources (SEMARNAT) is the chief agency regulating environmental matters in Mexico. The CNA has authority over all matters concerning water rights and activities that affect ground and surface water supplies, including activities in the floodplains.

The SEMARNAT permit programs that are mandatory for the construction stage are the Environmental Impact Manifest (MIA), Risk Study and the Land Use Change Study. An endorsement must also be obtained at the municipal level to start the mine construction. A release letter from National Institure of Anthropology and History (INAH) must be obtained prior to any actions that could disturb the identified cultural resources at the site. Western Silver has obtained a release letter from INAH.

The explosives use permit must be secured before any explosives can be brought into the storage area. The National Secretary of Defense (SEDENA) has authority over all explosives permits.

The preparation of a full MIA for the mine, processing plant and associated facilities is complete in accordance with Mexican requirements. The MIA will comprise the following volumes:

•	Environmental Impact Assessment
•	Risk Analysis
•	Land Use Change

A separate MIA must be prepared for the power line once the final alignment is established. This MIA does not require a risk analysis.

The Aquifer Study and Flora and Fauna Study are both complete. The Aquifer Study has identified adequate water for the project and work is in progress to secure this water. The Flora and Fauna Study identified no obstacles to the project.

Key elements of reclamation will be accomplished during the course of mining.

•	Rock pile will be placed at a 3 horizontal to 1 vertical average side slope.
•	Leach piles will be placed at a 2½ horizontal to 1 vertical average side slope.
•	Tailings will be placed by centerline spigot (or cyclone) construction and have a minimum average side slope of 4 horizontal to 1 vertical.

•

Rock pile foundations will be caliche or silty-clay grade surface. A suitable thickness of pit oxide overburden (10 metres minimum) will be placed on this benign strata. Sulphide or oxide waste rock will be placed over the oxide overburden layer. During the last placements of material, surveying will be employed to ensure proper slopes and suitable grades for drainage of the top surface. At the end-of-mine life, a topcover layer will be placed on the sides and top of each rock pile unit, in effect “bagging” the sulphide material in an oxide envelope. In the case of the Peñasco rock piles, overburden for the Chile Colorado pit will likely be largely used as it is scheduled to be mined after Peñasco. For Chile Colorado waste rock, topcover will come from previously stockpiled topsoil. The possibility also exists that Chile Colorado waste rock maybe deposited in the Peñasco Pit.

•

Leach pile foundations will be cliché or silty-clay scarified surface. On this surface a double liner will be placed (clay and LLDPE geomembrane). On top of this a cushioning sand layer will be followed by a crushed and screened drainage layer.

•	Tailings foundation will be caliche or silty-clay grade surface. The caliche/silty-clay will be overlain by consolidated tails to form a sufficient barrier for tails confinement.

Taxes

Taxes have been calculated on a project basis in accordance with published Mexican taxation legislation. Specialist taxation advice has not been solicited at this stage and no tax planning strategies have been assumed.

IVA (Impuesto Valor Agregado) is a value-added sales tax at the Federal level. This tax has not been included in the estimates.

PITEX (Programa de Importacion Temporal para Producir Articulos de Exportacion) is a federal program allowing a waiver of import duties on imported items that will exported at the end of the project. The cost of administrating this program has been included in the estimate.

Income tax has been applied at a rate of 28% of taxable income after 2007 and an allowance for employee profit sharing has been included.

Total federal income tax paid over the life of the mine is US$337 million.

Exploration and Development

Based on the recommendations of M3, the Company’s focus will be the following items:

•	Incorporation of Environmental Impact Assessment (EIA) into basic engineering documents.

•	Maintenance of permit matrix.

•	Addition of geotechnical foundation investigation based on final major equipment location.

•	Continuation of metallurgical testing program, with emphasis on early phase of Peñasco mining and Chile Colorado.

•

Groundwater Study has been completed for upper aquifer. Water rights should be secured for this upper aquifer. Consideration should be given to securing addition rights for the lower aquifer to accommodate the possibility of mill growth.

•	Resource Estimation update based on current drilling campaign and associated revised mine planning. Further drilling in Peñasco to improve production in early years and provide additional ore tonnage.

•	Verification of timely availability of clay for pad liners at near surface.

•	Final design of tailings pond.

•

Material (sulphide rock, oxide rock, overburden, and silty-clays) management plan be developed for rockpiles, leach pad, tailings, and open pits. This plan will constitute the first step of reclamation.

•	Negotiation proceeds on an urgent basis with CFE to approve the power supply option.

RISK FACTORS

An investment in securities of the Company involves significant risks which should be carefully considered by prospective investors before purchasing such securities. In addition to the other information set forth elsewhere in this AIF, prospective investors should carefully review the following risk factors:

The Company has incurred losses

The Company has incurred net losses in the past and may incur losses in the future and will continue to incur losses until and unless it can derive sufficient revenues from its projects. Such future losses could have an adverse effect on the market price of its common shares, which could cause investors to lose part or all of their investment in the Company’s shares.

The Company currently depends on one principal property

The Company is currently dependent on one principal mineral property, being its Peñasquito Project, which is a development stage project. The Peñasquito Project may never develop into a commercially viable ore body, which would have a materially adverse affect on the Company’s potential mineral resource production, profitability, financial performance and results of operations.

The Company is a development company and may never develop a commercially viable ore body

The Company is in the development stage. None of the properties in which it has interests are in commercial production. In order to obtain more reliable information on which to base decisions about possible development of a property, it is necessary to expend significant time and money, and many such properties prove commercially unviable and not worth developing. Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The impact of any one of these factors cannot be accurately predicted, however, a combination of these factors may result in the Company not receiving an adequate return on invested capital. Consequently, it is impossible to ensure that the exploration or development programs planned by the Company, or any of its joint venture partners, will result in a profitable commercial mining operation. The Company may thus expend significant amounts of financing and effort on any or all of its properties without reaching a stage of commercial production, which could make it more difficult for the Company to finance future operations.

The Company may be unable to obtain additional financing to fund exploration and development on its properties

The Company does not have sufficient financial resources available to undertake development of its projects. Commercial development, if warranted, would require additional substantial financing. There can be no assurance that needed future financing will be available in a timely or economically advantageous manner, or at all. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of property interest, in which case, the Company’s ability to operate would be adversely effected. Failure to obtain such additional financing could result in delay or postponement of future exploration or development of its properties.

Mineral exploration and development activities are inherently risky

The business of mineral exploration and extraction involves a high degree of geological, technical and economic uncertainty because of the difficulty of locating a viable mineral deposit, the costs and other risks involved in bringing a deposit into production and the uncertainty of future mineral prices. Few properties that are explored are ultimately developed into production.

The Company is subject to risks respecting development and production activities

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in extraction operations and the conduct of exploration programs. Although the Company carries liability insurance with respect to its mineral exploration operations, the Company may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

Western Silver has not acquired surface rights

The Company has not yet acquired all necessary surface rights to the land required for any mining on the Peñasquito Project. There is no assurance that the Company will obtain adequate surface rights to permit development of the Peñasquito Project.

Western Silver is a passive foreign investment company for United States federal income tax purposes

Western Silver believes that it is a passive foreign investment company for United States Federal income tax purposes, and it expects to continue to be a passive foreign investment company until it generates sufficient revenue from its mineral exploration and extraction activities. If a person holding Common Shares is treated as owning stock of a passive foreign investment company, any gain recognized by such person upon a sale or other disposition of Common Shares may be ordinary (rather than capital), and any resulting United States federal income tax may be increased by an interest charge. Rules similar to those applicable to dispositions generally will apply to certain excess distributions in respect of a Common Share. Such a holder may generally take steps to avoid these unfavorable United States federal income tax consequences.

Fluctuation of mineral prices may adversely affect the Company’s financial results

Factors beyond the control of the Company may affect the marketability of any ore or minerals discovered at and extracted from the Company’s properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

The Company has no experience in placing properties into production

The Company has no experience in placing mineral deposit properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places mineral deposit properties into production.

Title to the Company’s properties or interests may be disputed

The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. There is no guarantee of title to any of the Company’s properties. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change. The Company has not definitively surveyed the boundaries of any of its mineral properties and consequently the boundaries of the properties may be disputed. The Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

The Company must seek government approval to develop mines

The establishment and operations by which any particular mineral property is to be explored or operated is subject to obtaining Mexican government approvals at various levels and for particular matters, including mining rights, importation of equipment, hiring of labour, and environmental regulations. The Company currently, either on its own or though joint venture partners, has obtained licenses to conduct mineral exploration activities, but will be required to obtain a mining license to, if warranted, develop and conduct operations on any property. Depending on the scope of the operation, its location and the particular issues involved, the level of government from which approvals must be sought and the process involved may vary potentially restricting the Company’s operations. The process for obtaining these approvals can be costly and lengthy.

Environmental regulations may adversely affect the Company’s projects

The Company’s operations are subject to environmental regulations promulgated by various Mexican government agencies from time to time. Violation of existing or future Mexican environmental rules may result in various fines and penalties. As Mexico’s economy modernizes and expands, it is expected that regulations covering environmental protection and the reclamation and remediation of industrial sites would be strengthened which could increase the operating costs in Mexico.

Political, economic and social conditions of Mexico may adversely affect the Company’s investments

The Company’s investments may be adversely affected by political, economic and social uncertainties in Mexico which could have a material adverse effect on the Company’s results of operations and financial condition. Certain areas of Mexico have experienced and may continue to experience local political unrest and disruption by the indigenous peoples which could potentially affect the Company’s projects. Changes in leadership, social or political disruption or unforeseen circumstances affecting Mexico’s political, economic and social structure could adversely affect the Company’s property interests or restrict its operations. The Company’s mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labour, export controls, income taxes, expropriation of property, environmental legislation and safety factors.

The Company’s financial results may be adversely affected by foreign currency fluctuation

The Company attempts to minimize the risks associated with Mexican currency fluctuations by paying its expenses in Mexico in U.S. dollars. Since the Company’s financial results are reported in Canadian dollars and most of the Company’s financial assets are maintained in Canadian dollars, its financial position and results are impacted by exchange rate fluctuations between the Canadian and U.S. dollars and increases in the U.S. dollar relative to the Canadian dollar could have a negative impact on operations. The Company does not engage in foreign currency hedging transactions.

Statutory and regulatory compliance is complex and may result in delay or curtailment of Company operations

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company has received all necessary permits for the exploration work it is presently conducting, however such permits are, as a practical matter, subject to the discretion of government authorities and there can be no assurance that the Company will be successful in maintaining such permits. Further, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Company is not currently covered by any form of environmental liability insurance. See “Risks associated with the Company’s activities may not be insurable.”, below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Risks associated with the Company’s activities may not be insurable

The Company’s business is subject to a number of risks and hazards and no assurance can be given that insurance to cover the risks to which the Company’s activities are subject will be available at all or at commercially reasonable premiums. The Company currently maintains insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development. The Company carries liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of political risk insurance or any form of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

There is substantial competition for mineral deposits where the Company conducts its operations

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Company conducts operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees. Consequently, the Company’s revenues, operations and financial condition could be materially adversely affected.

The Company depends on key management and employees

The Company’s development depends on the efforts of key members of management and employees. Loss of any of these people could have a material adverse effect on the Company. The Company does have employment and consulting agreements with its key members of management, which provide, among other things, that either party may terminate on a minimum of 30 days notice. The Company does not have key person insurance with respect to any of its key employees.

The Company’s shares may experience price volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies, including the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Company include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The Company’s share price, financial condition and results of operations are all also likely to be significantly affected by short-term changes in gold, silver, copper, lead or zinc prices. There can be no assurance that continual fluctuations in metal prices will not occur. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value.

Figures for ore reserves and mineral resources upon which the Company relies are estimates

The figures for ore reserves and mineral resources contained in this AIF are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that ore reserves will be mined or processed profitably. There are numerous uncertainties inherent in estimating ore reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is largely a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short term operating factors relating to the ore reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable. In addition, there can be no assurance that gold, silver, lead or zinc recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Fluctuations in gold, silver, copper, lead or zinc prices, results in drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of ore reserves and mineral resources, or of the Company’s ability to extract these ore reserves, could have a material adverse effect on the Company’s results of operations and financial condition.

The Company may encounter difficulties in conducting its business through foreign subsidiaries

Western Silver is a holding company that conducts its business through foreign subsidiaries, joint ventures and divisions, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between Western Silver and its subsidiaries, or among its subsidiaries, could restrict the Company’s ability to fund operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and share price.

The Company may be unable to expand its operations on favourable terms to the Company

As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it will be able to complete any acquisition or business arrangement that it pursues, or is pursuing on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company’s business.

Changes in critical accounting estimates could adversely effect the financial results of the Company

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. The accounting policies in relation to mineral properties are set out in full in the annual financial statements. Management of the Company regularly reviews the net carrying value of each mineral property. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered. Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may effect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely effect the future net cash flows to be generated from the properties. As a result of the Company’s change of focus to the Peñasquito Project, to the extent that other projects are not advanced, their carrying values may be written down. Another significant estimate relates to accounting for stock based compensation. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially effect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

The Company’s shareholder rights plan may discourage certain transactions

The Company recently adopted a shareholder rights plan (the “Rights Plan”). The Rights Plan is designed to provide the Board of Directors of the Company with the means to negotiate with an offeror and with sufficient time to seek out and identify alternative transactions on behalf of the Company’s shareholders. The Rights Plan has not been proposed and adopted in response to, or in anticipation of, any acquisition or take-over bid and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the common shares of the Company. The Rights Plan may, however, increase the price to be paid by a potential offeror to obtain control of the Company and may discourage certain transactions.

The Company has not declared dividends and expects to retain any earnings

No dividends on the Company’s common shares have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future, until it commences mining operations and generates profits. Payment of any future dividends will be at the discretion of the Company’s Board of Directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

Future sales of common shares by its present shareholders and dilution of common shares

The increase in the number of common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the common shares and the Company’s ability to raise capital through future sales of common shares. The Company has previously completed private placements at prices per share which are lower than the current market price of the common shares. Accordingly, a significant number of shareholders of the Company have an investment profit in the common shares that they may seek to liquidate. Substantially all of the common shares not held by affiliates of the Company can be resold without material restriction whether in the United States and/or in Canada. In addition, as a result of additional common shares in the market, the voting power of the Company’s existing shareholders will be diluted.

Risks associated with conflicts of interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

DIVIDENDS

The Company has not paid any dividends on its common shares. The Company may pay dividends on its common shares in the future if it commences mining operations and generates profits. Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of common shares. As at December 22, 2005, 48,585,581 common shares of the Company were issued and outstanding as fully paid and non-assessable shares.

The holders of the common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the common shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.

The Company has a stock option plan pursuant to which the directors of the Company are authorized to grant options to directors, officers, employees and consultants of the Company and its subsidiaries. As at December 22, 2005, the following options were outstanding under the stock option plan:

Expiry Date	Number of Options/Shares	Exercise Price
Oct. 15, 2006	200,000	$1.50
Oct. 22, 2006	75,000	$2.00
Mar. 20, 2007	393,500	$1.00
May 7, 2007	300,000	$1.50
Dec. 9, 2007	8,500	$3.28
Dec. 11, 2008	40,000	$6.00
Jan. 7, 2009	10,000	$7.30
Jan. 20, 2009	230,000	$6.80
Mar. 4, 2009	557,000	$9.54
May 25, 2010	760,000	$10.25
Aug. 22, 2010	100,000	$10.25
TOTAL	2,674,000

There are no outstanding warrants to acquire common shares of the Company.

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s shares are listed for trading through the facilities of the TSX under the symbol “WTC”, and on the American Stock Exchange (“AMEX”) under the symbol WTZ. During the 12 months ended September 30, 2005 and the subsequent period to November 30, 2005, the Company’s shares traded on the TSX as follows:

Month	Volume	High	Low
November 2005	2,832,368	$11.69	$9.42
October 2005	1,455,021	$10.50	$9.20
September 2005	2,472,498	$10.84	$9.48
August 2005	1,171,474	$11.50	$9.40
July 2005	751,026	$11.36	$9.85
June 2005	1,492,683	$12.33	$10.53
May 2005	2,435,187	$11.95	$9.29
April 2005	1,926,565	$11.39	$9.27
March 2005	2,247,364	$13.80	$10.41
February 2005	2,363,891	$13.66	$11.40
January 2005	2,544,505	$12.05	$9.76

Month	Volume	High	Low
December 2004	2,526,521	$12.15	$10.25
November 2004	3,023,810	$13.92	$12.20
October 2004	2,543,147	$13.20	$10.50

DIRECTORS AND OFFICERS
Name, Occupation and Security Holding

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Company and the period of service as such. Each director’s term of office expires at the next annual general meeting of shareholders.

Name, Position and Country of Residence(1)	Principal Occupation During the Past 5 Years(1)	Director, Officer or Shareholder Since	Number of Shares and % of Class(1)
F. DALE CORMAN (6) Director, Chairman of the Board and Chief Executive Officer British Columbia, Canada	Chairman of the Board and Chief Executive Officer of the Company.	October 31, 1995	509,000, 1.05%
THOMAS C. PATTON (6) Director, President and Chief Operating Officer Washington, USA	President and Chief Operating Officer of the Company.	January 1, 1998	265,000, 0.55%
LAWRENCE PAGE, Q.C. Director British Columbia, Canada	Securities Lawyer.	January 28, 1997	Nil
DAVID WILLIAMS(2)(3)(4) Director Ontario, Canada	President, Roxboough Holdings Limited, a private investment company.	August 10, 2003	364,800, 0.75%
KLAUS ZEITLER(2)(3)(4)(5) Director British Columbia, Canada	Senior Vice-president, Teck Cominco Limited from March, 1997 to October 2002.	September 18, 2000	7,300, 0.02%
ROBERT GAYTON (2)(5) Director British Columbia, Canada	Chartered Accountant; Vice- President Finance of the Company (1995 to Jan. 2004); financial consultant to the mineral exploration and technology industries since 1990.	January 1, 1996	29,200, 0.06%
LEE BILHEIMER Director British Columbia, Canada	Engineering consultant since 1994; formerly Vice-President Construction, Teck Cominco Limited.	July 25, 1997	3,000, 0.01%
BRENT KINNEY Director Dubai, UAE	Petroleum lawyer, Director of Husky Energy Inc. and Dragon Oil plc.	May 25, 2005	Nil
JONATHAN CLEGG Vice-president, Engineering British Columbia, Canada	Mining Engineer.	January 20, 2004	Nil

Name, Position and Country of Residence(1)	Principal Occupation During the Past 5 Years(1)	Director, Officer or Shareholder Since	Number of Shares and % of Class(1)
GERALD PROSALENDIS (6) Vice-president, Corporate Development British Columbia, Canada	Corporate development consultant.	January 7, 2004	Nil
JOSEPH LITNOSKY (6) Vice-president, Finance and Chief Financial Officer British Columbia, Canada	Business, corporate development and financial consultant since 1987.	November 1, 2003	Nil
JEFFREY GIESBRECHT (6) Vice-president, Legal and Secretary British Columbia, Canada	Securities and mining lawyer; General Counsel to Western Silver since 1998.	July 13, 1998	3,000, 0.01%

(1)

The information as to country of residence, principal occupation, and shares beneficially owned or controlled, not being within the knowledge of the Company, has been furnished by the respective individuals.

(2)	Denotes member of Audit Committee.
(3)	Denotes member of Compensation Committee.
(4)	Denotes member of Nominating Committee.
(5)	Denotes member of Corporate Governance, Health and Safety Committee.
(6)	Denotes member of Disclosure Committee.

F. Dale Corman, B.Sc., P.Eng.
Chairman & Chief Executive Officer

Mr. Corman graduated with a Bachelor of Science degree in geology from Rensselaer Polytechnic Institute in Troy, New York in 1961 and obtained Professional Engineer status in Ontario in 1972. He has 30 years experience as a senior corporate officer of publicly listed companies and has extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing and corporate management.

Thomas C. Patton, B.Sc., M.Sc., Ph.D.
President & Chief Operating Officer

Dr. Patton graduated from the University of Washington in 1971 (Ph.D.) and has since worked with both junior and senior mining companies. His exploration efforts have concentrated on North America and have resulted in several significant discoveries and reserve expansions of existing operations. Prior to joining Western Silver, Dr. Patton held senior positions with Rio Tinto PLC and Kennecott Corporation., where he served as Senior Vice President, Exploration and Business Development. Dr. Patton is a member of the Society of Economic Geologists and the American Institute of Mining & Metallurgical Engineers.

Robert J. Gayton, B.Comm., Ph.D., FCA
Director, Audit Committee Member

Dr. Gayton, F.C.A., graduated from the University of British Columbia in 1962 with a Bachelor of Commerce and in 1964 earned the chartered accountant (C.A.) designation while at Peat Marwick Mitchell. Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr. Gayton is a director of several public companies.

Klaus Zeitler, Ph. D.
Director, Audit Committee Member

Dr. Zeitler received his Ph.D. in Business Administration and Economics from the University of Karlsruhe, Germany in 1967. Dr. Zeitler was the Senior Vice President of Teck Cominco Limited from 1997 until 2002. Previously, Dr. Zeitler was on the Board of Directors of Teck Corp. from 1981 to 1997, and was on the board of directors of Cominco Limited from 1986 to 1996. Dr. Zeitler was on the audit committee of Cominco Limited and Teck Corporation during a portion of his time on the board. He was also the Chief Financial Officer of Nanisivik Mines Ltd., a private Canadian mining company with zinc and lead concentrate production 1975 to 1981, and Founder and Chief Executive Officer of Metall Mining Corporation (now Inmet Mining Corporation), a company whose shares are listed on the Toronto Stock Exchange, from 1986 to 1996. Dr. Zeitler is a Director of Western Silver Corporation and the President and a Director of Amerigo Resources Ltd.

David Williams, MBA
Director, Audit Committee Member

Mr. Williams obtained a Master of Business Administration Degree from Queen’s University in 1964 and was a recipient of a Doctor of Civil Laws from Bishop’s University in 1966. Mr. Williams currently manages investments for a private family holding company and is involved in community affairs, including Bishop’s University where the Faculty of Business and Economics is named in his honour. He is Chairman of Bennett Environmental and Roador Inc. and is on the boards of Atlantis Systems Corp., Calvalley Petroleum Inc, Newport Partners Income Fund, and Resin Systems Inc.

Lee Bilheimer, B.Sc.
Director

Mr. Bilheimer hold degrees from the University of Michigan and the Missouri School of Mines. He has been a consultant in project management and new mine development since retiring as Vice-President, Construction for Teck Cominco. Prior to that he was Vice President, Project Development for Cominco Alaska and responsible for construction of their Red Dog mine, the largest zinc producer in the world.

Lawrence Page, B.A., LL.B., Q.C.
Director

Mr. Page obtained his law degree from the University of British Columbia in 1964 and was called to the Bar of British Columbia in 1965. Thereafter he studied labour law and industrial relations in Sydney, Australia as a Commonwealth Scholar, returning to active practice in Vancouver in 1967. In 1970, he was a founding partner of Worrall Scott and Page where he practiced until 1995. Mr. Page was counsel for and a Director of Corona Corporation (now Homestake) and Prime Resources Corporation which have brought into production and operate Canadian gold mines.

Brent Kinney, B.Sc., Ll.B.
Director

Mr. Kinney is an international petroleum lawyer based in Dubai, United Arab Emirates. He has more than 20 years experience representing both government and private sector clients throughout the world. Prior to leaving Canada in 1990 he was a partner in one of Alberta’s leading energy law firms. He has represented governments, state oil companies and international oil companies in petroleum ventures worldwide and is currently advising the Peoples Republic of China through one of its state entities in petroleum interests in the Middle East. Mr. Kinney is also a director of Husky Energy Inc., Dragon Oil plc, and Sky Petroleum Inc. He has both a Bachelor of Laws degree and a Bachelor of Science (Geology) degree from the University of Manitoba, Canada. He is a member of the Canadian Bar Association and the Law Societies of Alberta, England and Wales and Hong Kong and is also a member of the Chartered Institute of Arbitrators, London, England.

Jonathan Clegg, P.Eng.
Vice-president, Engineering

Since receiving his degree in civil engineering from Cambridge University in 1974, Mr. Clegg has nearly 30 years of experience in the design, management and construction of mining related projects. This experience has encompassed all phases of project development from initial studies to project start-up. Mr. Clegg has also worked on infrastructure and petrochemical projects. From 1974 to 1979 Mr. Clegg worked in South Africa on a number of projects before joining Kilborn Engineering. In 1979 he moved to Canada with Kilborn and remained with the company until 2002. During the last ten years he held a number of positions of responsibility with Kilborn; from 1999 to 2002 he was Vice President and General Manager of Kilborn Engineering Pacific Ltd.

Joseph Litnosky, B. Comm., C.M.A.
Vice-president, Finance

Mr. Litnosky obtained his degree in Commerce from the University of British Columbia in 1986 and his Certified Management Accounting designation in 1990. He has more than seventeen years of experience in business, corporate finance, and financial management including four years as manager of Finance and Administration for Billiton Metals Canada Ltd. and the BHP Billiton Investment Group; six years as Chief Financial Officer for various junior mining companies; and, six years as Chief Financial Officer for Glacier National Life Assurance Company, a Canadian national insurance company.

Gerald Prosalendis
Vice-president, Corporate Development

Mr. Prosalendis was Vice President of Corporate Development of Dia Met Minerals Ltd. and was involved in developing the Ekati mine, Canada's first diamond mine, and the sale of Dia Met to BHP Billiton for $687 million. Mr. Prosalendis has consulted to Anderson & Schwab Inc., a mineral and business consulting firm based in New York; is vice president of corporate development of Shear Minerals Ltd.; a former business editor of The Vancouver Sun; former senior counselor to James Hoggan and Associates, Western Canada's leading communications firm.

Jeffrey Giesbrecht, B. Eng., Ll.B.
Vice-president, Legal

Mr. Giesbrecht completed his degree in engineering geophysics in 1989 and worked in mineral exploration throughout North America before receiving a law degree in 1994. During his legal career he has specialized in mining and securities law and has acted as Western Silver's General Counsel since 1998.

Other Positions Held by Directors

NAME	Position at Western Silver Corporation	Other Directorships
F. DALE CORMAN	Director, Chairman of the Board and Chief Executive Officer	Rio Fortuna Exploration Corp. Radiant Resources Inc. Quaterra Resources Inc. Avalon Ventures Ltd.
THOMAS C. PATTON	Director, President and Chief Operating Officer	Southern Silver Exploration Corp. Rio Fortuna Exploration Corp. Quaterra Sources Inc. Piper Capital Inc.
LAWRENCE PAGE, Q.C.	Director	Rio Fortuna Exploration Corp. Quaterra Resources Inc. Avalon Ventures Ltd. Canadian Empire Exploration Corp. Bravo Venture Group Inc. Southern Silver Exploration Corp.
DAVID WILLIAMS	Director	Bennett Environmental Inc. Roador Inc. Calvalley Petroleum Inc. Resin Systems Inc. Newport Partners Income Fund Atlantis Systems Corp.
KLAUS ZIETLER	Director	Amerigo Resources Ltd.
ROBERT GAYTON	Director	Bema Gold Corporation
Northern Orion Resources, Inc.
Amerigo Resources Ltd.
Nevsun Resources Ltd.
Minco Mining & Metals Corp.
Canadian Zinc Corporation
Intrinsyc Software International, Inc.
Quaterra Resources Inc.
Rio Fortuna Exploration Corp.
Bravo Venture Group Inc.
Southern Silver Exploration Corp.
Doublestar Resources Ltd.
LEE BILHEIMER	Director	Nil
BRENT KINNEY	Director	Husky Energy Inc. Dragon Oil PLC Aurado Energy Inc. Sky Petroleum Inc.

Control of Securities

As at December 22, 2005, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 1,181,300 common shares of the Company, representing approximately 2.43% of the issued and outstanding common shares of the Company. In addition, the director and executive officers of the Company as a group held incentive stock options for the purchase of an aggregate of 1,495,500 common shares in the capital of the Company, which options are exercisable at between $1.00 and $10.25 per common share and expire between 2006 and 2010.

Committees of the Board of Directors

The committees of the board of directors of the Company and the directors serving on each of the committees are described below:

Audit Committee

The members of the Company's audit committee are Robert Gayton (Chairman), David Williams and Klaus Zeitler, all three of whom are independent directors. The audit committee oversees the Company's financial reporting obligations, financial system and disclosures. It reviews the annual financial statements, monitors and assesses the integrity of the Company's internal control systems, meets with the Company's auditors and liaises between the board of directors and the auditors. The Company’s auditors, PricewaterhouseCoopers LLC, report directly to the Audit Committee.

Nomination Committee

The members of the Company's nomination committee are David Williams and Klaus Zeitler, both of whom are independent directors. This committee is responsible for reviewing the performance of the Company’s CEO, CFO and COO, the Board as a whole, and individual directors. The committee also oversees the orientation program for new recruits to the Board. In its report to the Board of Directors, the committee recommends nominees for election to the Board of Directors and from time to time recommends candidates to fill Board vacancies and newly created Director positions.

Compensation Committee

The members of the Company's compensation committee are David Williams (Chairman) and Klaus Zeitler. This committee is responsible for determining the compensation to be paid to the Company's Board of Directors and executive officers and for reviewing the corporate goals and objectives of the executive officers.

Corporate Governance, Environment and Safety Committee

The members of the Company's corporate governance, environmental, health and safety committee are Robert Gayton and Klaus Zeitler, both of whom are independent directors. This committee is responsible for developing the implementing the Company's approach to corporate governance, including reviewing and adopting a corporate disclosure policy and an insider trading policy. This committee's mandate is also to develop, implement and monitor the Company's environmental and safety practices.

Disclosure Committee

The Company has a disclosure committee comprised of the Chief Executive Officer (Dale Corman), the Chief Operating Officer (Thomas Patton), the Chief Financial Officer (Joe Litnosky) the Vice-president, Legal (Jeffrey Giesbrecht), and the Vice-president, Corporate Development (Gerald Prosalendis). This committee is responsible for overseeing all of the Company’s corporate disclosure, the Company's corporate disclosure practices and the administration of the Company's policy on corporate disclosure, confidentiality and insider and employee trading.

The Board of Directors has approved a Code of Business Conduct and Ethics that is available on the Company’s website at www.westernsilvercorp.com.

Project Management Committee

The Company has a Project Management Committee consisting of Lee Bilheimer, Klaus Zeitler and Jonathan Clegg. This committee monitors all technical aspects of the Peñasquito project, and reports to the Board of Directors.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Lawrence Page, Robert Gayton, Thomas Patton and Jeffrey Giesbrecht were directors or officers of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004 respectively.

Lawrence Page is a director and the President of Saturna Beach Estates Ltd., a private company formed under the laws of British Columbia, Canada (“SBEL”). This company conducts the business of a vineyard and winery. On August 17, 2004, SBEL obtained an Order from the Supreme Court of British Columbia under the provisions of the Companies’ Creditors Arrangement Act (Canada) that allows the Company to continue to run the daily business affairs of SBEL without creditor action during financial reorganization. The financial restructuring was completed in May 2005 and the CCAA Order terminated.

Other than as disclosed above, none of the Company's directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is, as at the date of this AIF or has been, within the ten years before the date of this AIF, a director or executive officer of any company, that while that person was acting in that

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. See also "Description the Business – Risk Factors".

AUDIT COMMITTEE INFORMATION
Audit Committee Mandate

The Company's audit committee has a charter (the "Audit Committee Charter") in the form attached to this AIF as Schedule "A".

Composition of the Audit Committee

The following are the members of the Company's audit & risk management committee:

Robert Gayton (Chairman)	Independent (1)	Financially literate (1)
David Williams	Independent (1)	Financially literate (1)
Klaus Zeitler	Independent (1)	Financially literate (1)

(1) As defined by Multilateral Instrument 52-110.

Relevant Education and Experience

A description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member may be found above under the heading “Directors and Officers: Name, Occupation and Security Holding”.

External Auditor Services Fees (By Category)

The aggregate fees billed by the Company's external auditors in the 12 months ended September 30, 2005 are as follows:

Category	Year ended September 30, 2005	Year ended September 30, 2004
Audit Fees (1)	76,375	59,850
Audit-Related Fees (2)	103,585	Nil
Tax Fees (3)	23,730	35,560

All Other Fees	Nil	Nil
Total	203,690	95,410

(1)

Audit Fees: Includes services provided by the independent auditor in connection with review of statutory and regulatory filings, review of the Company’s financial statements, audit of the Company’s annual financial statements;

(2)

Audit-Related Fees: Includes assurance services provided by the independent auditor in connection with the Company’s prospectus and assistance relating to compliance with SEC securities law, including Sarbanes-Oxley 404;

(3)	Tax Fees: Includes services rendered by the independent auditor mainly for tax compliance, tax planning, and tax advice; and

LEGAL PROCEEDINGS
The Company is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
No director, senior officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or will materially affect the Company.

TRANSFER AGENTS AND REGISTRARS
The transfer agent and registrar for the common shares is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada, V6B 5A1 and Computershare Investor Services of Denver, Colorado.

MATERIAL CONTRACTS
Contracts of the Company, other than contracts entered into in the ordinary course of business, that are material to the Company and that were entered into by the Company within the most recently completed financial year or were entered into prior to such year and are still in effect are listed below:

Underwriting Agreement dated December 15, 2004 among Orion Securities Inc., CIBC World Markets Inc., Kingsdale Capital Markets Inc. and the Company pursuant to which the Company raised $64,831,250 pursuant to a prospectus offering.

INTERESTS OF EXPERTS

Names of Experts

PricewaterhouseCoopers LLP (“PWC”) at Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7, are the auditors for the Company. PWC provided the auditors’ report on the annual financial statements of the Company for the year ended September 30, 2005.

Conrad Huss, P.E. Ph.D., independent consulting engineer and a "qualified person" for the purposes of National Instrument 43-101, is responsible for the preparation of portions of a technical report dated November 11, 2005, entitled "Peñasquito Feasibility Study".

Jerry T. Hanks, P.E., an independent consulting engineer and a "qualified person" for the purposes of National Instrument 43-101, is responsible for the preparation of portions of a technical report dated November 11, 2005, entitled "Peñasquito Feasibility Study".

Michael L. Pegnam, an independent consulting engineer and a "qualified person" for the purposes of National Instrument 43-101, is responsible for the preparation of portions of a technical report dated November 11, 2005, entitled "Peñasquito Feasibility Study".

Thomas Wythes, of Golder Associates, an independent consulting engineer and a "qualified person" for the purposes of National Instrument 43-101, is responsible for the preparation of portions of a technical report dated November 11, 2005, entitled "Peñasquito Feasibility Study".

John Marek, an independent consulting engineer and a "qualified person" for the purposes of National Instrument 43-101, is responsible for the preparation of portions of a technical report dated November 11, 2005, entitled "Peñasquito Feasibility Study".

Interests of Experts

To the knowledge of the Company, none of the experts named under "Names of Experts", has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates in connection with the preparation or certification of any statement, report or valuation prepared by such person.

ADDITIONAL INFORMATION
Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Information Circular for its most recent annual general meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Company’s consolidated financial statements and management's discussion and analysis for the 12 months ended September 30, 2005.

SCHEDULE "A" - AUDIT COMMITTEE CHARTER

Audit Committee Charter (Adopted Dec. 9, 2002, Amended Feb. 9, 2005)
A.. Audit Committee Purpose

The Board of Directors of the Corporation has an overall responsibility to oversee the affairs of the Company for the benefit of the shareholders. The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:

•	Ensure the effectiveness of the overall process of identifying and addressing principal business risk and the adequacy of the related disclosure
•	Monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance
•	Monitor the independence of the and performance of the Company’s independent auditors
•	Provide an avenue of communications among the independent auditors, management and the Board of Directors
•	Encourage adherence to, and continuous improvement of, the Company’s polices, procedures and practices at all levels

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

B. Audit Committee Composition and Meetings

Audit Committee members shall meet the requirements of the TSX. The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgement. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial expertise.

Audit Committee members shall be appointed by the Board. If the Audit Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet privately in executive session at least annually with management, the independent auditors and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. In addition, the Committee, or at least its Chair, should communicate with management quarterly to review the Company’s financial statements and significant findings based upon the Auditors limited review procedures, if any.

C. Audit Committee Responsibilities and Duties - Detail

Review Procedures

1.	Review the Company’s annual audited financial statements and management discussion and analysis prior to filing or distribution. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgements.

2.

In consultation with management and the independent auditors, consider the integrity of the Company’s financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors together with management’s responses.

3.

Review with financial management the Company’s quarterly financial results and management discussion and analysis prior to the release of earnings. Discuss any significant changes to the Company’s accounting principles and any items required to be communicated by the independent auditors.

Independent Auditors

4.

The independent auditors are accountable directly to the Audit Committee. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

5.	Approve the fees and other significant compensation to be paid to the independent auditors, and pre- approve any non-audit services that the auditor may provide.

6.	On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company that could impair the auditor’s independence.

7.	Review the independent auditors audit plan and engagement letter.

8.	Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors.

9.	Consider the independent auditors’ judgements about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

Other Audit Committee Responsibilities

10.

On at least an annual basis, review with the Company’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

11.

Annually prepare a report to shareholders to be included in the Company’s annual information circular. The Chairman of the Committee will review all disclosure documents to be issued by the Company relating to financial matters, including news releases, annual information forms and information circulars.

12.

Establish procedures for the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters, including the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.